

Mail Stop 3030

May 8, 2009

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 4, 2009**
> **File No. 333-154731**

Dear Mr. Cochran:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.　　　　If you intend to request that this registration statement be declared effective before you update the financial information, please tell us:

- when updated financial information will be available; and
- whether you are aware of any material trends or developments that are not yet disclosed in this prospectus. In this regard, we note the statement in exhibit

> 99.1 to your Form 8-K filed May 7, 2009 that you are "experiencing increasing demand."

Executive Compensation, page 39

2.   We note your response to prior comment 3. Please tell us how the options that you report for De Hai Li are reconcilable to filings under Section 16 of the Exchange Act or, if the Section 16 filings are incorrect, why this is not reflected in your disclosure on page 57 of your Form 10-K amendment filed April 30, 2009.

3.   In this regard, please reconcile your Form 10-K disclosure regarding Section 16 and your disclosure regarding Russell Cleveland on page 44 of your prospectus.

Certain Relationships and Related Transactions, page 42

4.   We note your disclosure in response to prior comment 5 that GenNext sold you goods at the same price it sold the same or comparable goods to unrelated third parties. Please ensure that the nature of GenNext's business is clear here and in your disclosure regarding the background of your management beginning on page 36. If this related company is a competitor, please add appropriate risk factors.

Issuances of Company Securities, page II-3

5.   We note your disclosure in response to prior comments 11 and 12. No-action letters issued by the staff are not positions of the Commission. Please revise your disclosure accordingly.

Exhibits and Financial Statement Schedules, page II-6

6.   We may have further comments after you file exhibit 5.1.

7.   Please ensure that the exhibits you file are complete. For example, we note the apparent blanks in the documents filed as exhibits 10.2 through 10.4 with the Form 8-K that you filed on May 7, 2009.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gregory L. White, Esq.
              Mark A. Katzoff, Esq.